Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 12, 2021

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2021;

•	to disclose the calculation of our January 31, 2021 net asset value (“NAV”) per share for all share classes;

•	to provide a portfolio update;

•	to disclose an amendment to the Share Repurchase Plan; and

•	to clarify our interpretation of the definition of “total operating expenses” in our charter.

March 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2021 (and repurchases as of February 26, 2021) is as follows:

Transaction Price (per share)
Class S	$25.3305
Class T	$25.1211
Class D	$25.1519
Class M	$25.2109
Class I	$24.6064
Class F*	$25.0872
Class Y*	$24.6356

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2021.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2021 (dollar amounts in thousands):

Components of NAV	January 31, 2021
Loans receivable	$736,469
Mortgage-backed securities held-to-maturity	37,314
Cash and cash equivalents	12,775
Restricted cash	18,080
Other assets	6,182
Collateralized loan obligation, net of deferred financing costs	(323,176)
Repurchase agreements payable, net of deferred financing costs	(129,942)
Accrued stockholder servicing fees(1)	(160)
Other liabilities	(7,932)

Net asset value	$349,610

Number of outstanding shares	13,908,880

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2021, we accrued under GAAP $16,906 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$165,835	$31,966	$13,558	$51,418	$61,873	$22,796	$2,164	$349,610
Number of outstanding shares	6,546,847	1,272,462	539,038	2,039,529	2,514,502	908,674	87,828	13,908,880

NAV per Share as of January 31, 2021	$25.3305	$25.1211	$25.1519	$25.2109	$24.6064	$25.0872	$24.6356

Portfolio update

In January 2021, we continued to execute on our primary investment objective of generating an attractive level of current income while NAV performance remained generally stable.

We closed on two new loan originations in January totaling $36.2 million consistent with our strategy of focusing on what we believe to be COVID-resilient investments. One of the originations is collateralized by a low-rise, Class A office property located in a low-density area adjacent to a major highway in Orange County, CA and the other is collateralized by a newly-built self-storage property in Philadelphia, PA. There were no paydowns during January 2021.

During the first quarter of 2020, the United States entered a period of unprecedented change amid the global pandemic. Since that time, we remained in close contact with our borrowers and proactively addressed the impacts of the COVID-19 pandemic. We believe this served our stockholders well as we have not recorded any impairments or non-accruals in our loan portfolio as of January 31, 2021. In addition, 98% of our loan portfolio was current as of January 31, 2020.

January 2021 also marks the three-year anniversary since the inception of our Class I Shares. Over that time, we increased our distribution amount three times as a result of the increase in income generated by our portfolio along with our asset base. Our most recently declared distribution rates range from 6.0% to 7.0% on an annualized basis across all share classes. Our performance has remained generally stable since inception as we have generated positive returns in 34 out of 36 months since inception. In the two months in which total returns were negative, the largest drawdown was just 0.27% (in March 2020).

Our lending strategy focused on originating short-term (two to three years), floating-rate, senior loans has helped preserve investor capital while providing a natural turnover of the portfolio. The short-term nature of our typical loans allows us to regularly adjust the portfolio to current market conditions. Through the normal course of repayments and paydowns, approximately 27% of our portfolio turned over in 2020. The repayments, along with an increase in the pace of capital raising in our continuous public offering over the last several months, provided us with significant capital to deploy into new originations at what we believe are attractive terms in the current environment.

Share Repurchase Plan Amendment

As a condition to registering our follow-on public offering in the State of New Jersey, the New Jersey Bureau of Securities requires that we amend our share repurchase plan in a manner that limits the ability of our board of directors to terminate the plan. In response to this requirement, our board of directors has approved an amendment to our share repurchase plan and all disclosures in our prospectus related to our share repurchase plan are modified by the disclosure below.

Our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

Additionally, the vast majority of our assets will consist of assets that cannot generally be liquidated quickly. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real estate-related assets or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Upon a suspension of our share repurchase plan, our board of directors will consider at least quarterly whether the continued suspension of our share repurchase plan remains in our best interest and the best interest of our stockholders. However, our board of directors is not required to authorize the recommencement of our share repurchase plan within any specified period of time. Because we are not required to authorize the recommencement of the share repurchase plan within any specified period of time, we may effectively terminate the plan by suspending it indefinitely.

Interpretation of “Total Operating Expenses”

In response to a comment from a state regulator, our board of directors has passed a resolution that we will not read the definition of “total operating expenses” in our charter in a manner that is inconsistent with the NASAA REIT Guidelines and that “total operating expenses” shall include any company-level management fees.